DONTRUCK INC

FINANCIAL STATEMENTS

FOR THE TWELVE MONTHS ENDED

DECEMBER 31,2019

DONTRUCK, INC

TWELVE MONTHS ENDED DECEMBER 31, 2019

CONTENTS



Andrew Benvenuti, Jr. CPA
PO Box 626
Manahawkin, NJ 08050
Phone (609)567-8297
Fax   (609)567-8299
Cell   (609)805-2240
Urtaxs103@gmail.com

INDEPENDENT AUDITOR'S REPORT

October 18, 2020

We have audited the accompanying balance sheet of Dontruck, LLC. as of December 31, 2019 and the related statements of income and retained earnings, comprehensive income, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness if the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dontruck, LLC. as of December 31, 2019, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary combined schedules are also presented for the purposes of additional analysis and are not a required part of the basic financial statements. The other accompanying information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Andrew Benvenuti, CPA

DONTRUCK, INC
BALANCE SHEET
December 31, 2019

Assets

Current Assets

Cash	$	56,387
Accounts Receivables		-
Inventory		-
Prepaid & Other Assets		-
Total Current Assets		56,387

Property and Equipment, Net of Accumulated
Depreciation   -

Organizational Costs(Net)		9,587
Total Assets	$	65,974

Liabilities & Stockholder's Equity

Current Liabilities

Accounts Payable	$	-
Credit Cards Payable		-
Other Liabilities		-
Current Portion - Long Term Debt		-
Total Current Liabilities		-

Long Term Liabilities

Loans Payable- Stcokholders		-
Total Long Term Liabilities		-
Total Liabilities	$	-

Stockholder's Equity

Capital Stock & Paid in Capital		102,433
Stockholder's Equity	$	(36,459)
Total Stockholder's Equity		65,974
Total Liabilities & Stockholder's Equity	$	65,974

The accompanying notes are an integral part of the financial statement.

DONTRUCK, INC
STATEMENT OF OPERATIONS
TWELVE MONTHS ENDED DECEMBER 31, 2019

Earned Revenues	$	-
Cost of Earned Revenues		-
Gross Profit		-
General and Administrative Expenses		33,184
	$	(33,184)
Other Income & (Charges)		
Discounts Earned	$	-
Other Income		-
Interest Income		-
	$	-
Net Income	$	(33,184)

The accompanying notes are an integral part of the financial statement.

DONTRUCK, INC
STATEMENT OF RETAINED EARNINGS
TWELVE MONTHS ENDED DECEMBER 31, 2019

Balance - December 31, 2018	$	(3,275)
2019 Net Income		(33,184)
Prior Priod Adjustments		-
Balance - December 31, 2019	$	(36,459)

The accompanying notes are an integral part of the financial statement.

DONTRUCK, INC
STATEMENT OF CASH FLOWS
December 31, 2019

Cash Flows from Operating Activities

Net Income	$	(33,184)

Adjustments to Reconcile Net Income to
Net Cash Provided by Operating Activities

Depreciation	0
Amortization	246
Loss on Sale of Asset	0
Cash from Sale of Asset	0

(Increase) Decrease in Assets

Contract Receivables	0
Retainage Receivable	0
Inventory	0
Inventory - Property for Resale	0
Prepaid Expenses & Other Assets	0

Increase (Decrease) in Liabilities

Accounts Payable	0
Credit Cards Payable	0
Accrued Expenses & Other Liabilities	0

Net Cash Provided by Operating	(32,938)

Cash Flows from Investing Activities

Organizational Costs	
Acquistion & Disposition of Fixed Assets	(9,833)
	0
Net Cash Provided by Investing	(9,833)

Cash Flows from Financing Activities

Line of Credit Borrowings/ Repayments(Net)	0
Loans Borrowings/ Repayments(Net)	0
Loans Payable Members	
Prior Period Adjustments - Cash Affect	0
Member's Draws & Contributions(Net) - 2018	92,308
Net Cash Provided by Financing Activities	92,308
Net Decrease in Cash	49,537
Cash - Beginning of Year	6,850
Cash - December 31, 2019	$ 56,387

The accompanying notes are an integral part of the financial statement.

5

DONTRUCK, INC
NOTES TO FINANCIAL STATEMENTS
TWELVE MONTHS ENDED DECEMBER 31, 2019

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES COMPANY ACITIVITES

The company is a privately held Delaware C Corporation engaged primarily in logistics.

REVENUES

Revenues are reported on accrual basis and are booked at the time they earned.

DEPRECIATION

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight line method for financial statements purposes.

INVENTORIES

Inventories are stated at the lower of cost or market with cost determined on the First In-First Out (fifo) method.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that directly affect the results of reported assets, liabilities, revenues, and expenses. Accordingly, actual results could differ from those activities.

NOTE 2: ACCOUNTS RECEIVABLE

All accounts receivable have been deemed by management as being collectable in future periods. Consequently, no allowance for doubtful accounts is required. All accounts deemed to be uncollectible are expensed utilizing the direct write-off method whenever management determines the account is uncollectible.

Generally accepted accounting principles require the use of an allowance account. The effect of such an allowance account in the financial statements would be minimal.

NOTE 3: **EQUIPMENT**

Equipment consists of the following:

December 31,2019

NONE

Depreciation expense charged to operations was $0 in twelve months ended December 31, 2019.

NOTE 4: **CONCENTRATIONS OF CREDIT RISK ARISING FROM CASH DEPOSITS IN EXCESS OF INSURED LIMITS**

The company maintains its cash balances in a financial institution. The balances are insured by the Federal Deposit Insurance Corporation. At December 31, 2019, the Company's uninsured cash balance was zero. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk to cash.

NOTE 5: **INCOME TAXES**

The company is a Delaware C Corporation startup and has no profits therefore, no provision has been made for income taxes.

NOTE 6: **Contingent Liabilities**

Management is unaware of any contingent liabilities as of the date of these financial statements.

DONTRUCK, INC

SCHEDULE I - GENERAL & ADMINISTRATIVE

TWELVE MONTHS ENDED DECEMBER 31, 2019

Advertising	$	1,294
Amortization		246
Bank Charges		211
Computer Supplies & Software		1,621
General & Administrative Expenses		172
Licenses & Permits		5,153
Meals & Entertainment		2,363
Postage		506
Professional Service		12,946
Telephone		457
Travel		7,037
Vehicle		1,178
	$	33,184

The accompanying notes are an integral part of the financial statement.